Exhibit 99.1

December 12, 2011

John Stafford, Jr.
Chairman, Board of Directors, Aware, Inc.
230 South LaSalle Street
Chicago, IL 60604

Dear Mr. Stafford:

Privet Fund Management, LLC (“Privet”) submits this letter as the holder – through Privet Fund, L.P. and separately managed accounts – of approximately 809,229 shares of Aware, Inc. common stock.  Following a research process that included multiple conversations with members of the Board and management, Privet chose to become an owner of an enterprise we feel has compelling value that is not being recognized by the market.  We appreciate the engagement of those members of the Board and management who took the time to discuss Aware with us as part of our diligence.  Those conversations assisted in our gaining a strong understanding of the Company and its markets and prospects that has helped crystallize our views on the steps the Company can take to better function within the public markets.

Having been shareholders for much of 2011 while continuing our analysis of the Company, we offer this letter to raise several issues we feel merit attention and discussion amongst the Board, management and shareholders.  We look forward to engaging in constructive dialogue to address and resolve the matters addressed herein.

The topics we seek to discuss fall into two primary categories – disclosure and corporate strategy.  We will address each in turn.

Disclosure
There are several aspects of Aware’s corporate disclosure, financial reporting and general approach to investor relations that we feel obfuscate company value and render performance assessment difficult.

Segment Reporting – As a starting point, we believe Aware’s reporting as a single segment circumvents GAAP’s intent.  SFAS No. 131 controls segment disclosure and is intended to enable financial statement users to better understand a company’s performance, cash flow generation potential and overall outlook.  To this end, SFAS 131 adopts a “management approach” to segment reporting which is based on “the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.”  Further, the standard defines operating segment as an enterprise component:
a)	that engages in business activities from which it may earn revenues and incur expenses,
b)	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c)	for which discrete financial information is available.

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A reasonable reading of SFAS 131 guidelines makes clear that Aware is comprised of at least two segments: (1) biometrics and (2) DSL testing and diagnostics (“DSL T&D”).  Company filings and management commentary make clear that Aware organizes itself across these two primary business lines.  The Company’s quarterly and annual filings describe in great detail each of these industries and Aware’s related business efforts/strategies in the separate businesses.

Moreover, biometrics and DSL T&D are dissimilar businesses with disparate economic characteristics, and thus should not be aggregated into a single segment under SFAS 131.  For one, the margin profiles of Aware’s two segments are materially different.  Management has made repeated references to biometrics’ extreme profitability relative to DSL, which we believe is unprofitable on an EBIT basis.  Second, the nature of the two industries and the customers within each are different.  Biometrics is a relatively young and evolving business with significant government demand, while DSL T&D operates within a mature industry with primarily private demand.  In short, we can see no valid justification for aggregating the two segments for reporting purposes.  As an owner of Aware, we sincerely hope the company’s chief operating decision maker separately assesses and analyzes biometrics and DSL for purposes of strategy and capital allocation.

Further, Aware’s effort to provide gross margin information for product sales and contract revenue serves no constructive purpose.  This apparent effort to mollify potential criticism of inadequate reporting is insufficient.  For instance, there is significant gross margin disparity between software and hardware sales, so aggregating these two components within product sales provides investors with a blended gross margin of little utility in assessing Aware’s prospects or value.

In sum, the failure to report the results of biometrics and DSL T&D as two operating segments – as would be consistent with GAAP guidelines – precludes proper analysis of Aware’s business.  Owners and prospective investors are left having to guess as to the profitability of Aware’s two businesses with no means by which to gauge each segment’s cash flows, relative levels of investment and profitability.  Without such basic disclosure, the Company is enabled to operate under a veil – protected from being held to standards of profitability and return in each respective business.  This is neither acceptable nor indicative of ownership-friendly management or governance.

Variable Interest Entity (VIE) – Following 11 months and three subsequent Form 10 filings, Aware finally disclosed in its third quarter 2011 10-Q the existence of a patent arrangement executed in November 2010.  This disclosure likely confirms shareholder speculation that the December 2010 transfer of Aware patents to Hybrid Audio, LLC involved Aware retaining an economic interest in the net proceeds of any ultimate monetization by Hybrid Audio.

While we applaud the incremental move toward greater disclosure, the 11-month period of silence and continued lack of substantive disclosure concerning the details or strategy surrounding the VIE are troublesome.  Although the most recent 10-Q confirmed the existence of a VIE, there was little to no material disclosure concerning the economic terms or strategy surrounding its creation.

Logic indicates the VIE relates to Hybrid Audio given the timing of the VIE creation and the Hybrid Audio assignment.  Assuming Hybrid Audio spawned the VIE, our diligence suggests further disclosure is justified.  For starters, Hybrid Audio is managed by Daniel Carlineo of Technology, Patents & Licensing, Inc. (TPL).  In trying to understand TPL’s business model, our conversations with industry participants indicate clients typically approach TPL for advisory or other services rather than TPL combing patent portfolios for valuable assets and then unilaterally approaching relevant patent owners with prospective business transactions.  This suggests Aware played a role in soliciting TPL and structuring the Hybrid Audio transaction.  If so, this sort of corporate patent monetization strategy is highly relevant to shareholders given that intellectual property (“IP”) is likely the largest component of Aware’s value.

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Furthermore, the potential value to Aware of the VIE merits more detailed disclosure.  Hybrid Audio is represented by McKool Smith, one of the nation’s pre-eminent IP litigation firms.  McKool typically works on a contingency fee basis, taking around 40% of a plaintiff’s ultimate recovery.  This business model necessitates McKool only accepting representation for cases with a significant likelihood of success and material monetary value.  Based upon a review of recent McKool judgments and our own conversations with IP attorneys, McKool’s expectation of recovery likely needs to exceed $100mm to justify contingency representation and the associated risks.  Assuming a total valuation of $100mm for Hybrid Audio, a 40% contingency fee and 50% Aware residual interest1, this would represent $30mm of value to Aware.  While there is admitted uncertainty associated with respect to the Hybrid Audio outcome, a $30mm potential recovery is clearly material relative to Aware’s $10mm to $20mm enterprise value over the trailing few months.  For a company whose pretax earnings from 2006 to 2010 averaged approximately $915,000, a potential $30mm recovery would have to be discounted by 99.9% to be quantitatively immaterial for reporting purposes.2

Recent McKool Infringement Verdicts
Defendant	Verdict ($mm)
SAP	345
Microsoft	106
Microsoft	290
Boston Scientific	250
AT&T	156

In short, the import of Aware’s IP monetization strategy to company value and the apparent potential value of Hybrid Audio relative to Aware’s enterprise value and earnings supports the necessity for further disclosure concerning the VIE.

Conference Calls – Exacerbating the lack of disclosure concerning Aware’s two operating segments and the VIE is the Company’s decision to eliminate quarterly conference calls.  In so doing, Aware has essentially eliminated the only venue through which its owners can seek to obtain adequate and necessary information concerning their investment.

Moreover, management has demonstrated unjustifiable reticence to engage Aware’s owners in what is standard investment diligence and research.  Following two initial conversations with Aware’s interim co-CEO, management refused further communications, referencing our ability to access SEC filings for further information.3  Our intention to visit Aware’s headquarters and meet with management and/or various operating heads was summarily rebuffed.  For a company that neither engages its owners in conference calls nor offers investor presentations or other communications of corporate strategy, this added refusal to meet reasonable investor requests for meetings and diligence is confounding.  Further, management declining investor diligence by referencing the ability to access SEC filings that themselves contain inadequate corporate disclosure is quite ironic and circular.

In aggregate, Aware’s cancellation of conference calls and avoidance of investor conversations concerning standard company research and diligence solidifies what is a general climate of non-disclosure between the Company and its owners.  Additionally, any claim of lack of investor participation in previous conference calls as a justification for cancelling such calls rings hollow.  The reality is that many investors utilize calls, call replays on company websites and call transcripts to hear management discuss its company outside the confines of formal SEC reporting documents.  Whether a large number of investors actually participate in the calls misses the point.  Moreover, given Aware’s opaque disclosure, the absence of conference calls deprives investors of a primary means of accessing management.

1 A residual interest of +/- 50% of net recovery is consistent with our understanding of typical retained interest transactions based upon conversations with both industry participants as well as Aware management.
2 SEC Staff Accounting Bulletin No. 99 notes, “[t]he omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  Clearly, Aware’s patent monetization strategy geared toward realizing the value of the Company’s greatest asset – its IP – is material regardless of Hybrid Audio’s value.  Nevertheless, utilizing a common quantitative materiality threshold of 5% of average pretax earnings, indicates Hybrid Audio’s likely materiality as we believe the expected value is well above $45,000.
3 After much effort, we were subsequently able to garner one further management conversation.

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Board Vacancies – On June 8, 2011, Aware received correspondence from NASDAQ indicating that, as a result of the May 20, 2011 board resignation of John Kerr, Aware risked being delisted from the exchange for failure to have a sufficient number of independent directors on its audit committee.  Aware was given an outside date of May 2012 to cure the defect.  Since Aware’s acknowledgement of the NASDAQ correspondence, the Company has provided no guidance with respect to its intent to fill the required independent board seat and cure the defect.

Conclusion – The totality of lack of disclosure surrounding segment reporting, the VIE and board appointments is overwhelming and constitutes a disservice to owners and prospective investors.  This non-disclosure is exacerbated by the lack of management-investor engagement generally and conference calls in particular.  In sum, Aware’s corporate disclosure creates opacity around the Company that discourages investment and detracts from market pricing.

Corporate Strategy
The goal (and duty) of a company and management team is to maximize long-term shareholder value.  To this end, the management and governance process is a continually evolving effort to assess competitive positioning, strategic opportunities and alternatives, management efficacy, and capital allocation, with the ultimate goal of increasing the value of the enterprise.  As an investor, one of our primary efforts is making these same assessments in the valuation process and determining the success of past company decisions in this regard.

In researching Aware, we have been struck by the sheer breadth of its intellectual property assets.  For a company of its size, Aware has done a tremendous job of developing a strong suite of IP.  From our perspective, Aware’s challenge from the outset has been determining the best path toward IP commercialization and monetization.  An admittedly simplified summation of the evolution of corporate strategy appears as follows:

▪	1986 to 1993 – Government-funded research in wavelet mathematics applications, digital compression, and telecommunications and channel modulation and coding
▪	1993 – Shift toward commercialization via DSL and other broadband technologies and image compression software components
▪	1996 – DSL hardware business emerges as a strategy in addition to historic DSL technology licensing business
▪	1998 – Refocus on DSL technology licensing and de-emphasis of hardware business
▪	2000 – Emergence of DSL service provider software focused on line diagnostics
▪	2007 – Addition of services component to biometrics business
▪	2008 – Emergence of biometric applications and higher value-added software; relatively less emphasis on DSL business
▪	2009 – Disposition of DSL chipset business that had driven a material portion of historic revenue; focus on biometrics software and services and continuation of DSL T&D
▪	2010 – First mention of patent licensing as a primary business line (although there had admittedly been previous patent sales)

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Across this 25-year history, various portions of the business have ebbed and flowed with the relative importance of each business changing across time.  However – as the chart below indicates – since its IPO, Aware has failed to recover the costs of its R&D investments, leaving a $28 million gap between operating earnings (excluding R&D expense) and investment.4  Over this time, market valuation of the business has decreased 95%.

AWRE - Aggregate R&D Spending & Operating Profits since IPO ($mm)
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Reported R&D	$1.0	$3.4	$3.9	$3.6	$5.9	$10.1	$14.0	$12.1	$10.0	$9.8	$10.6	$10.9	$13.2	$11.9	$8.1	$5.6
EBIT(1)	($0.5)	($6.2)	($3.2)	$3.3	$9.5	($4.8)	($12.5)	($8.6)	($1.9)	($3.6)	($0.4)	($1.8)	$0.6	$0.7	($0.3)	$1.6
EBIT, ex-R&D	$0.5	($2.8)	$0.7	$7.0	$15.4	$5.3	$1.4	$3.4	$8.1	$6.1	$10.2	$9.0	$13.8	$12.7	$7.8	$7.2
EV at Reporting Date	$155	$175	$542	$761	$344	$131	$16	$31	$76	$67	$88	$62	($2)	$16	$17	$8
Total R&D Spending since IPO			$134
Total EBIT, ex-R&D since IPO			$106
Appreciation of Business Value			(95%)
(1) EBIT includes asset sales that were excluded from reported operating earnings

While historic analysis is certainly important, from the forward-looking vantage of return on investment, Aware has an approximately $85 million R&D asset from which to derive operating earnings (see chart below capitalizing historic R&D spending).5  From this capitalized asset base, the Company needs to generate $16.5 million of EBIT (exclusive of R&D expenses) to drive a 10% pre-tax free cash return on invested R&D.  $16.5 million of pre-R&D EBIT would allow funding current R&D levels ($8 million) while also generating a sufficient return on capital for shareholders.  Unfortunately, Aware has only approached this level of earnings once, 11 years ago.

AWRE - Return on R&D Asset Analysis ($mm)
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Reported R&D	$1.0	$3.4	$3.9	$3.6	$5.9	$10.1	$14.0	$12.1	$10.0	$9.8	$10.6	$10.9	$13.2	$11.9	$8.1	$5.6
Remaining useful life	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Remaining asset value	$0.2	$0.8	$1.2	$1.3	$2.4	$4.5	$7.0	$6.6	$6.0	$6.3	$7.4	$8.2	$10.5	$10.1	$7.3	$5.3
Total Capitalized R&D Asset			$85.2
Required EBIT			$8.5
Required EBIT, ex-R&D			$16.5
Assumptions
Useful Life of IP (years)			20
Annual R&D Expense			$8.0
Required Pre-Tax Return			10%

This analysis is not intended to be critical, only realistic as it relates to prospective corporate strategy: in light of the historic inability to generate returns on investment, what is Aware’s best strategy for monetizing its significant IP assets and maximizing shareholder value?

In assessing this threshold question, we feel an honest conversation should occur concerning the operating challenges Aware faces.  Foremost amongst the issues to address is lack of scale.  Within DSL T&D, LDP software represents the future.  Within this market Assia controls the U.S. market and has strategic investment partnerships with foreign telcos that provide competitive advantages.  The other primary competitor, Alcatel, has obvious and significant advantages of scale.  On the other hand, while Aware has distinguished and differentiated LDP technology, the Company’s size represents a real obstacle in competing.  We also believe the segment generates negative operating earnings.  Given these facts and Aware’s competitive positioning, should an effort be made to sell its differentiated technology to a larger competitor?

4 Although GAAP accounting places R&D expenditures on the income statement, from an economic perspective such expenses are best analyzed as an investing cash flow.  Accordingly, we adjust reported EBIT upward by the amount of R&D to create an appropriate benchmark for operating profitability relative to historic investment.
5 Considering R&D spending alone in capitalizing the R&D asset is conservative as the Company has material patent-related legal spending buried within G&A.

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Likewise, the Company has done a commendable job of developing and growing both its biometrics software and services businesses.  While climbing the food chain from purely COTS OEM sales to complete applications and direct sales is compelling, does the Company have the resources to effectively and profitably compete in these markets?  Do the potential profits from this strategy outweigh the risks relative to selling the business today to a strategic acquirer?

Further, while the decision to take advantage of market trends and capture the value of Aware’s IP assets is a logical and well-founded decision, is a spin-off the best way to accomplish this monetization?  Does it make sense to split Aware – a company of diminutive scale such that public company costs are already difficult to justify – into two even smaller public companies burdened by public company costs?  Moreover, given the Company’s significant $42mm deferred tax asset (at FYE2010), is the most tax-efficient means of IP monetization an asset sale enabling utilization of the DTA that would likely otherwise expire worthless given the lack of operating profitability?

Finally, coloring all of this analysis is the Company’s significant cash balance ($46mm at 3Q11 – three times Aware’s enterprise value).  What is the minimum cash balance necessary to operate the business and is this balance sheet asset generating any return for shareholders?  If management’s claim that a large cash balance is necessary to garner customer wins is correct, is this further evidence of the disadvantages of small scale suggesting the need for disposition of operating businesses?  Alternatively, if the Company’s intent is to spin the IP portfolio with a material amount of cash, does this mean (a) the operating businesses will be left with insufficient cash to garner customer wins or (b) the claims of the necessity of such a large cash balance are inaccurate?

In sum, Privet believes all of these corporate strategy issues are of ultimate importance, and as the Company’s second largest outside shareholder (we are the largest outside shareholder focused on fundamental business value and strategy), we seek to engage with management and the Board on these and other issues facing the Company.  We are optimistic that we can work collaboratively to address these matters as part of our determined commitment to protect the value of our investment and ensure Aware’s board proceeds in the best interest of its shareholders.

Thank you very much for your consideration and we look forward to your response.

Sincerely,

Ryan Levenson
Managing Partner
Privet Fund Management LLC

cc:	Richard Moberg, co-CEO, co-President and CFO, Aware, Inc.
Kevin Russell, co-CEO co-President and General Counsel, Aware, Inc.

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